Exhibit 6.1

Peter Horvath	May 3, 2020
Employment Offer Letter

On behalf of Hightimes Holding Corp (the “Company”) I am pleased to extend you an offer of employment as Chief Executive Officer of the Company on the terms and conditions of which are set forth below in this letter. Please review and indicate your acceptance of these terms by signing below where indicated and returning a signed copy of this letter to me by end of day, May 5th, 2020.

Employment Start Date: Your employment will begin on May 5th, 2020

Compensation: Your position is classified as Salaried and based on the ANNUAL SALARY of One Hundred Thousand Dollars ($100,000). Your salary shall be increased to $400,000 once the company raises a min of $20,000,000 of new equity.

Job Title and Workplace: Your title will be Chief Executive Officer and you will report directly to the Board. In addition, you will be granted a seat on the Board of Directors of the Company

You can be based anywhere you may need to be, but are expected to travel to the company’s stores and headquarters as required for the position.

Employee Benefits: As a full-time employee, you have the opportunity to participate, according to the terms of the respective plans, in all employee benefits. All benefit plans are subject to change and the company reserves the right to modify, change providers, add or eliminate benefits at any time. Based on a start date of May 5th, 2020, your health insurance benefits would be effective June 1, 2020 (NOTE: You are automatically enrolled into our 401(k) Plan after 30 days.

Vacation Time, Holidays, and Sick Leave: You will be provided Company an annual vacation entitlement of 15 days, calculated on a monthly basis;. In addition to this annual vacation accrual, Company grants 7 days of sick leave and standard paid holidays as announced each year.

Equity Grant: Employee shall be eligible to receive an equity grant of Restricted Stock Units (the “RSU’s) of Hightimes Holding Corp., a Delaware corporation and the parent of the Employer, all in accordance with the terms and conditions set forth in the Company’s current Equity Compensation Plan. The RSU’s shall vest over 3 years with 16 and 2/3% vesting on the employees first bi-annual anniversary and then bi-annually then after over the remaining vesting period. The employee shall be granted 600,000 RSU’s.

Stock Options: Employee shall be eligible to receive options to purchase 400,000 shares of voting Class A Common Stock of Hightimes Holding Corp., a Delaware corporation and the parent of the Employer, all in accordance with the terms and conditions set forth in the Company’s current

Equity Compensation Plan. The exercise price of the options will be determined on the day the employees first anniversary and then biannually then after over the remaining vesting period.

At-will Employment: Employment is “at will”. This means that either Employee or Company is free to terminate the employment relationship at any time for any reason, with or without cause. If the employee is terminated without cause, ½ (one half) of their unvested equity consideration will vest at the termination.

Peter, we’re very happy to welcome you into to the company. I’m sure you will enjoy working with our amazing team. Please feel free to reach out to me with any questions you may have.

Sincerely,

/s/ Adam Levin
Adam Levin Executive Chairman